EXHIBIT 4

Presentation to UBS Warburg’s Global Specialty Pharmaceuticals Conference

New York

Thursday 4, June 2003 at 2.30 pm

Presentation by Stuart James, Group Managing Director and Chief Executive Officer, Mayne Group Limited

Good afternoon ladies and gentlemen. It is a pleasure to be here to talk with you about Mayne.

Today I will give a brief overview on Mayne’s operations and then move into more detail on our pharmaceutical division.

Mayne is Australia’s leading provider of privately operated health care services, and a leading manufacturer and supplier of generic pharmaceuticals internationally.

Founded in Australia in 1886 as a parcel delivery service, the company listed on the Australian Stock Exchange in 1926 and has been one of Australia’s most recognised public companies for many years.

We have sales of more than AUD 5 billion, capital employed of AUD 4 billion and we employ more than 29,000 people globally.

Mayne concentrates on the business of health care, and the scope of our operations is most easily explained by dividing the company into the four distinct segments on this chart.

We have a products division, comprised of our pharmaceutical business and a consumer health products arm, whose main focus is on the supply of health supplements for the domestic market in Australia.

In medical diagnostic services Mayne has a significant presence in both pathology and diagnostic imaging in Australia, being the second and third largest player in each of those markets respectively.

Our primary care segment has two components—pharmacy (drug store) services and medical centres. We are Australia’s leading pharmaceutical wholesaler to retail pharmacies and we are also a supplier of pharmacy business support services.

Finally, we have 50 hospitals, which account for more than 20 per cent of Australia’s private hospital market. The hospitals specialise in high acuity services, such as orthopaedics, obstetrics and cardiac surgery.

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Using the same segmentation we can also analyse where we have been focussing our expansion activities and why we’ve been doing that.

In our view, the segments on the right hand side of this chart will always have constricted growth potential and will prove difficult to deliver any significant increase in margins.

However, it is clear that the two segments on the left hand side provide us with the higher margin, better growth opportunities. We have been clear in our statements that we are realistically only pursuing expansion opportunities in the diagnostic and pharmaceutical segments as they will provide shareholders with an ongoing valuable return on their funds. Mayne’s diagnostic purchases in the past 12 months now means there are few opportunities left in Australia for significant acquisition in either of these fields and, as such, we are looking for more international pharmaceutical options to achieve our growth targets.

Now, I will look in more detail at our pharmaceutical business.

Mayne Pharma has developed a significant geographical reach through concentrating on a portfolio of generic injectable pharmaceuticals in markets that have consistently delivered double digit growth.

While we have 1300 employees in 22 countries, we have product sales in more than 50 countries. The broad product range has enabled us to enter many regions because we can select specific products that are suited to particular markets. We believe that this feature of our business means we can continue to get maximum value from our product portfolio, which has been built around our specialty classes in oncology, pain management and anti-infectives.

Mayne acquired the pharmaceuticals business as part of the Faulding takeover in 2001. As part of that deal, Mayne sold the US oral pharmaceuticals business to Alpharma, and that division was probably better known by many of you as Purepac.

Mayne regarded the generic injectables business as being a far less volatile option, yet it clearly had an attractive and unique platform that would provide many opportunities for global growth.

The companies that built the business we see today, had a strong pharmaceutical heritage, but it has only been within the last 20 years, and particularly the last ten, where we have gained a strong foothold in major European, Latin American and Asian markets.

Mayne is continuing that development and has placed a specific emphasis on both consolidating our strengths and growing our presence in the US market. There are very good foundations laid in the UK, Europe, Canada, Latin America, Australia and south east Asia to be nurtured, however, we know that establishing a consistent presence in the US market will be important in delivering more growth options for Mayne.

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The leverage that we have been able to gain from having a widespread geographic presence, matched by a broad product portfolio, is demonstrated by these graphs.

Pharmaceuticals revenue has more than doubled in five years, our earnings have almost trebled in the same period and the margins have been on a steady incline.

We have been able to generate these returns by fully leveraging the infrastructure we had already established for our business.

Maintaining our focus on developing a strong product range has allowed us to leverage our influence in our key market segments and build a reputation that has become universally respected by our customers and industry peers.

Indeed, our ongoing ability to grow our business from what was a very modest base, has seen the value of the company continue to grow and since Mayne acquired the business in 2001 its value is estimated to have increased by almost 50%.

Even compared to some of the more well known industry peers focussed in North America, Mayne is of comparable size, providing the business with global relativity as a true international competitor that is clearly capable of further growth.

I have already talked about our diverse product portfolio, and you can see from this slide that we deliver more than 120 molecules, in over 1,000 unique presentations, to our customers across a range of therapeutic areas.

Some of these therapeutic classes are supplemented by some oral pharmaceutical products, however they are a small minority of our total range.

The most significant element to note here is that of our top 10 products, seven of them are oncology support therapies.

The oncology product portfolio is what has distinguished Mayne in the market place since we manufactured our first cytotoxic product, Cisplatin, in 1985.

This market position has given us a unique point of leverage in developing new markets. It has also seen us work with licensors where their products have a strong strategic fit in the hospitals market and they feel that Mayne is a company with the necessary experience to successfully take their product to market.

Now, having given you a broad outline of Mayne, and more specifically our pharmaceutical business, there are a number of factors that we believe have us strategically positioned to maximise our growth potential in pharmaceuticals.

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As you’ve already heard, we have a geographically widespread business. We have been able to achieve this with minimal risk because once we have established a beach head in any country, we have a low-cost opportunity to build that presence by extending product registrations from within our range.

We often engage distributors to provide a base for our products, and once the product sales grow we can evaluate whether or not we need to have our own dedicated sales force. This underpins our low-risk approach to business development, but with the knowledge that we can approach the task with high quality, well recognised products.

In the worldwide injectables pharmaceutical business there are very few companies in Mayne’s enviable position of possessing multinational coverage.

As links between countries become closer, particularly in relation to harmonisation of regulatory standards, and the need for GMP compliance manufacturing practices continue to become stricter, Mayne has built a very strong platform.

While there has already been significant consolidation in the branded pharmaceutical sector, I’m sure we can expect to see that trend continue in the generics sector. This will provide opportunities for us to use our global presence to maximum advantage. We are one of a unique group, where we have a global presence in the generic injectable market, and many of our competitors are still confined to being regional or domestic players.

Using our current capital base we can still expand with lower costs than many of these smaller competitors, and we will be actively looking to pursue new opportunities, be it through acquisition, alliance or other forms of partnership.

One of the advantages that Mayne has in any future expansion plans, includes the fact that we have our own strong sales force, in addition to the distributors that I referred to earlier. This seasoned sales force is in the major markets in Europe, Canada, Latin America and the Asia Pacific region.

Our sales teams are comprised of pharma industry professionals, which means that Mayne has an intimate understanding of the machinations of each market, and using our expertise we are aware of new opportunities as soon as they arise, particularly in the hospital tendering environment. Many of these teams have been established over more than a decade and they hold considerable respect within the industry. We have now set about building a team of equal standing for the US market.

Our global scale also has a favourable effect when dealing with suppliers of API, or other companies looking to expand product distribution because they know we have skills and capabilities across multiple regions.

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Importantly, oncology is forecast to be the fastest growing therapeutic class for generics through to at least 2006.

With double-digit market growth and established business practices to support oncology, this will continue to be one of the areas of dominance of our business into the future.

This strength also gives Mayne the perfect opportunity to use its position with customers as an avenue to broaden the therapeutic classes we sell in our core markets.

As Mayne has specialist expertise in the hospital pharmaceuticals market we will be using our abilities to take advantage of more opportunities.

For example, of the Top 100 products used in Australian hospitals, which includes branded pharmaceuticals, we currently market 6% of them, but we have another 14% under development.

Beyond that, we have opportunities to pursue partnerships or development opportunities in the emerging bio-generics segment. We can also in-license products, such as oral pharmaceuticals, where they complement our strengths. We have already implemented this in isolated instances with cyclosporin and clozapine in Australia and methotrexate in the UK, Canada and Australia.

As with any pharma business the product pipeline is what drives future success. We develop our pipeline using in-house R & D expertise, acquisitions and, where practical, enter into in-licensing arrangements.

Our pipeline had a surge in 2002 and we have a constant stream in the next two years—which does include some in-licensed products. The next major surge will be in 2006, with products such as propofol, ondansetron and fluconazole coming onto the market.

We have a balance between manufacturing and marketing in our chosen field that is virtually unmatched by anyone else in the world.

Our own manufacturing competence provides us with an advantage due to its specialist skills in handling cytotoxic products. This is a specialty area, and our capability is well recognised, having recently undertaken contract work for other major companies such as Ivax and Abbott.

More specifically, our expertise also gives us flexibility in matching manufacturing output to our own sales demands.

We have three FDA, MCA and TGA certified facilities and, to help us meet the growth expectations of our business, we are continuing to make considerable investment in our capacity at our major site in Melbourne, Australia.

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Mayne has a unique opportunity laid out before it. Our balance sheet has a low gearing ratio and that allows us to examine many growth opportunities, whether that is by product, by enterprise or by geography.

We will develop and market differentiated products that leverage our position in the oncology therapeutic area and that continue to develop new areas.

We will be examining all these options because Mayne aspires to be the leader in generic hospital pharmaceuticals and to achieve this we will relentlessly pursue further market penetration activities.

- Ends -

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